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Exhibit 2.5

EMPLOYMENT AGREEMENT

        THIS EMPLOYMENT AGREEMENT is made as of the 15th day of February, 2006

B E T W E E N :

      VFC INC. a corporation incorporated under the laws of Canada (the "Company")

      — and —

      Erik de Witte, of the City of Toronto, in the Province of Ontario, (the "Executive")

WHEREAS:

  A.
  The Company is engaged in the business of secured financing of vehicles and providing or arranging for the provision of related services.

  B.
  The company wishes to continue to retain the services of the Executive and the Executive wishes to be retained by the Company upon the terms and conditions specified herein.

  C.
  The Company and the Executive desire to enter into a written agreement which contains the agreed upon terms and conditions of employment.

        NOW THEREFORE in consideration of the mutual covenants and agreements hereinafter contained including the new compensation provisions of the annual bonus, the annual equity awards, additional performance related equity awards and the one-time Restricted Share Unit Award and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties mutually covenant and agree as follows:

ARTICLE 1
TERMS OF EMPLOYMENT

        1.1   Conditional upon The Toronto-Dominion Bank first taking up shares under the take-over bid by the bank (or its subsidiary) for the Company contemplated by the Support Agreement between the bank and the Company dated February 15th, 2006: (a) the Company hereby agrees to employ the Executive in the position of Chief Executive Officer reporting to the Senior Vice President, Personal Lending and Visa, The Toronto-Dominion Bank, and the Executive agrees to perform such duties and exercise such powers as the Company may from time to time require and as may be reasonably required of him or be vested in him by the Senior Vice President, Personal Lending and Visa, or the Board of Directors of the Company, consistent with the duties of an executive of the Company; (b) this Agreement supercedes and replaces any previous employment agreement between the Company and the Executive; and (c) any such previous employment agreements shall become null and void upon the effective date of this Agreement.

        For further clarity, this Agreement shall not take effect in the event that The Toronto-Dominion Bank does not take up shares in the Company in accordance with the take-over bid.

        1.2   The Executive agrees to devote substantially all of his professional time, attention and effort to the performance of his duties except for vacations and reasonable absences due to illness or incapacity. The Executive shall exert his best efforts, knowledge, skill and energy to increasing the business of the Company. The Executive agrees to observe all lawful and reasonable instructions, rules, policies and practices now or hereafter established by the Company for the conduct of its affairs.

        1.3   The Executive agrees to review and comply with The Toronto-Dominion Bank's Code of Conduct and Ethics for Employees and Directors.

        1.4   In part consideration for the benefits in section 2.4 hereof, the Executive agrees that, upon the effective date of this Agreement, the Executive has no further entitlements with respect to any unvested Options and/or SARs previously granted by the Company.

        1.5   The Executive agrees that the Executive has no entitlement to severance or any other payment in connection with the acquisition and control of the Company by The Toronto-Dominion Bank as of entering into this Agreement.

ARTICLE 2
COMPENSATION

        2.1   Annual Base Salary — Upon entering into this Agreement and until the end of the 2008 fiscal year, the Executive shall receive an annual base salary of $210,000.00, minus deductions required by law, and payable in accordance with the Company's policy applicable at the time but not less frequently than monthly.

        2.2   Annual Bonus — Upon entering into this Agreement and until the end of the 2008 fiscal year, the Executive is eligible to participate in an annual bonus plan, based on the terms to be mutually agreed upon as soon as practicable following the effective date of this Agreement. The Executive's annual bonus plan Target will be $120,000.00 and his annual bonus plan Maximum will be $200,000.00.

        2.3   Annual Equity Awards — Upon entering into this Agreement and until the end of the 2008 fiscal year, the Executive will be eligible to receive annual equity awards based on an annual target of $100,000.00, to be delivered through The Toronto-Dominion Bank. The mix of these awards (i.e. Restricted Share Units vs. Options) will be determined in the same manner as for officers at a similar level within The Toronto-Dominion Bank as determined by The Toronto-Dominion Bank at its sole discretion. The annual equity awards will be subject to the terms and conditions of The Toronto-Dominion Bank's 2004 Restricted Share Unit Agreement (the "RSU Agreement") and the 2000 Stock Incentive Plan (the "Option Agreement").

        2.4   One-time Restricted Share Unit Award — The Executive shall receive a one-time Restricted Share Unit award with a face value of $1,500,000.00, subject to the terms and conditions of the RSU Agreement with an issue date of the first day of the first month of the first quarter (based upon The Toronto-Dominion Bank's fiscal year) following the effective date of this Agreement.

        2.5   Additional Performance Related Equity Awards — The Executive will be awarded Restricted Share Units with a face value of up to $250,000.00 annually subject to the terms and conditions of the RSU Agreement, after each 12 month period ending April 30th, 2007, 2008 and 2009 conditional upon the satisfactory achievement of the business plan which will be determined solely at the discretion of The Toronto-Dominion Bank. The grant date for each annual grant will be August 1st.

        2.6   Vacation — The Executive shall be entitled to four (4) weeks' vacation with pay per year to be scheduled at the mutual convenience of the parties.

        2.7   Compensation Arrangements for the 2009 fiscal year and beyond — Beginning with the 2009 fiscal year, the Executive's compensation mix (i.e. percentages of base salary, annual bonus and equity compensation) will shift to be more in line with that which is applied to executives at The Toronto-Dominion Bank who are at a similar level (i.e., 30% — 35% base salary, 30% — 35% annual bonus and 30% — 35% equity compensation based upon current total direct compensation levels) as determined by The Toronto-Dominion Bank at its sole discretion.

ARTICLE 3
BENEFITS AND PERQUISITES

        3.1   The Company shall make available to the Executive the benefits and perquisites which, in its sole discretion, it makes available to other employees of the Company at the executive level. These benefits shall include, at a minimum, the following:

  a)
  Term life insurance coverage in the amount of one times base salary with a disability waiver;

  b)
  Extended health care benefits including out of Province medical coverage;

  c)
  A dental plan.

        In addition, short-term and long-term disability ("LTD") benefits will be made available in accordance with the terms and conditions of those benefits available to other employees of the Company, unless an individual disability policy of insurance, with mutually agreed upon terms, is provided.

        Benefits shall be set and reviewed from time to time by The Toronto-Dominion Bank's Management and Resources Committee.

ARTICLE 4
OTHER EXPENSES

        4.1   Automobile Allowance — The Executive shall receive a monthly allowance of $800.00 to cover all expenses, including fuel, associated with the use of a car for business purposes, payable monthly.

        4.2   Reimbursement for Expenses — The Executive shall be reimbursed by the Company for all reasonable, ordinary and necessary costs or expenses actually and properly incurred by him in connection with his duties under this Agreement provided that the Executive accounts to the Company in the manner prescribed by the Company.

ARTICLE 5
TERMINATION

        5.1   This Agreement and the Executive's employment hereunder shall be automatically terminated in the event of the death of the Executive and the Executive's estate shall not be entitled to receive any further compensation, payments or benefits pursuant to this Agreement after the date of the Executive's death, except for any accrued and unpaid amounts for annual base salary, vacation pay, bonus pay, expenses, benefits up to the date of the Executive's death, payments under the RSU Agreement or the Option Agreement in accordance with the terms thereof (or any applicable payments or benefits payable pursuant to other plans or programs in place at that time), and any life insurance benefits which may be payable in accordance with the terms of the policy.

        5.2   Notwithstanding any other provisions of this Agreement, the Company may terminate this Agreement and the Executive's employment without notice for Cause, and the Executive shall not be entitled to receive any further remuneration or payments pursuant to this Agreement after the date of such termination.

        Without limiting the generality of the foregoing, for the purposes of this Agreement, the term "Cause" shall include but is not limited to:

  a)
  any illegal or immoral conduct which is detrimental to the Company's reputation or financial condition;

  b)
  the Executive's failure to substantially discharge the responsibilities of his employment after a written demand for such substantial discharge specifically identifying the manner in which the Executive had not discharged his responsibilities has been delivered and a reasonable time for complying with such demand has elapsed without the Executive doing so;

  c)
  the Executive's persistent disregard or refusal to obey reasonable and lawful orders after written warning to the Executive;

  d)
  any acts or omissions of the Executive which at law justify an employer in terminating an employee without notice or pay in lieu thereof.

        5.3   Notwithstanding any other provision of this Agreement, the Company may terminate this Agreement and the Executive's employment at any time without Cause upon giving the Executive notice in writing that the Executive's employment is terminated and providing the Executive with a severance payment in lieu of notice. Such severance payment shall be equal to eighteen (18) months of annual base salary at the time of employment termination plus eighteen (18) months of annual cash bonus based on target, minus deductions required by law. After the first three (3) years of this Agreement the severance period will be the greater of eighteen (18) months or the period of reasonable notice under the common law.

        5.4   Upon termination of this Agreement in accordance with clause 5.3, the Company shall continue benefit coverage for the applicable severance period of eighteen (18) months or more to the extent permitted by its carriers. If a benefit cannot be continued, the Company will reimburse the Executive for the cost of securing such benefit(s) for himself. Notwithstanding the foregoing, the provision of benefits during the statutory notice period will be in accordance with the Ontario Employment Standards Act.

        5.5   Upon receipt of the notice and payment specified in Clause 5.3, the Executive shall not be entitled to any further notice of termination, pay in lieu of notice, severance pay, benefits or any other compensation whatsoever except for any accrued and unpaid annual base salary, accrued and unpaid annual bonus pay, accrued and unused vacation pay, up to the date of notice of termination other than as provided in the RSU Agreement or the Option Agreement and in accordance with the terms thereof (and other than as provided in any other applicable plans or programs in place at that time).

        5.6   The Executive acknowledges and agrees that the foregoing payments include all termination pay, pay in lieu of reasonable notice of termination, severance pay, payments under the RSU Agreement and the Option Agreement and any other payments or benefits to which the Executive may be entitled pursuant to this Agreement or applicable employment legislation which may be in force from time to time. The Executive further acknowledges and agrees that the foregoing payments are deemed conclusively to constitute reasonable payment in lieu of notice of termination and agrees that he is not entitled to any additional notice of termination or pay in lieu of notice or severance pay under the statute or common law.

        5.7   The Executive acknowledges that the Company has drawn his attention to the provisions contained in Article 5 of this Agreement.

ARTICLE 6
INCAPACITY OF EXECUTIVE

        6.1   Notwithstanding any other provision of this Agreement, if during the Executive's employment with the Company, the Executive by reason of illness, disease, mental or physical disability or similar cause as determined by a qualified medical practitioner mutually agreed to by the Executive and the Company ("Disability"), is unable to fulfill the Executive's duties, responsibilities and obligations hereunder and such Disability shall continue for any consecutive 180 day period or for any period of 365 days (whether or not consecutive) in any consecutive twenty-four month (24) month period, the Company shall have the right on not less than three (3) months written notice ("the Notice Period") to the Executive, to terminate this Agreement and the Executive's employment. If, at the time the Company provides notice of termination to the Executive by reason of Disability, the Executive is entitled to the payments in section 5.3, these payments will be made in accordance with section 5.3 reduced by any disability payments payable for the same time period. In the event that this Agreement and the Executive's employment is terminated on account of Disability, the Executive shall continue to be eligible for long term disability benefits in accordance with the provisions of the long term disability policy then in effect. Except for such long term disability benefits (if the Executive qualifies for such benefits) and as provided herein, the Executive shall not be entitled to receive any further compensation or benefits pursuant to this Agreement or as provided in the RSU Agreement and the Option Agreement other than those accrued to the date of the Executive's termination hereunder.

ARTICLE 7
CONFIDENTIAL INFORMATION

        7.1   The Executive acknowledges that in the course of carrying out, performing and fulfilling his duties under this Agreement, he will have access to and will be entrusted with confidential information about the Company or The Toronto-Dominion Bank and trade secrets in which the Company or The Toronto-Dominion Bank holds a proprietary interest, the disclosure of which to competitors of the Company or The Toronto-Dominion Bank or to the general public would be highly detrimental to the interests of the Company or The Toronto-Dominion Bank. The Executive further acknowledges and agrees that such confidential information constitutes a proprietary right, which the Company or The Toronto-Dominion Bank is entitled to protect.

        7.2   The Executive hereby agrees that he shall not, at any time during his employment or thereafter or under any circumstances, without the prior written consent of the Company or The Toronto-Dominion Bank or as expressly permitted hereunder or as required by law, directly or indirectly communicate or disclose to any person or persons, partnership, firm, association, company or corporation any confidential knowledge or information howsoever acquired by the Executive about the Company or The Toronto-Dominion Bank including but not limited to its customers, products, technology, trade secrets, systems or other confidential information regarding the operations, property, business and affairs of the Company or The Toronto-Dominion Bank or any of their subsidiaries or affiliates, nor shall he utilize or make available any such knowledge directly or indirectly in connection with the solicitation or acceptance of employment with any competitor of the Company or The Toronto-Dominion Bank or any of their subsidiaries and affiliates or otherwise. The foregoing restrictions shall not apply to:

  a)
  information and knowledge regarding the vehicle financing business generally;

  b)
  information and knowledge in the public domain as of the date of this Agreement, or which becomes part of the public domain other than as a result of a breach of this Agreement; and

  c)
  information and knowledge that party is required to disclose by applicable law or by a court of competent jurisdiction.

        7.3   The Executive further acknowledges and agrees that he shall not at any time during his employment or thereafter or under any circumstances, make use of confidential knowledge or information about the Company or The Toronto-Dominion Bank for his personal benefit or for the benefit of any person or persons, partnership, firm or corporation other than the Company or The Toronto-Dominion Bank or assist others in doing so.

        7.4   All letters, notes, data, photographs, sketches, drawings, list of customers or users, publication, manuals, programs, processes, data, codes created by the Executive during his employment and the books, tools, equipment, supplies, keys and other tangible property purchased by the Company or The Toronto-Dominion Bank and relating to the business of the Company or The Toronto-Dominion Bank, its operations and processes, are and shall remain the sole and exclusive property of the Company or The Toronto-Dominion Bank and the confidentiality of same shall be protected at all times by the Executive.

ARTICLE 8
NON-COMPETITION AND NON-SOLICITATION

        8.1   The Executive covenants and agrees that he will not, either at any time during the term of his employment or within a period of twelve (12) months following the termination of this Agreement and his employment for any reason whatsoever, without the prior written consent of the Company or The Toronto-Dominion Bank, either individually or in partnership or jointly or in conjunction with any other person or persons, firm partnership, corporation, unincorporated syndicate, unincorporated organization, society trust, trustee, executor, administrator or other legal representative (except the Company or The Toronto-Dominion Bank or any of its subsidiaries or affiliates) whether as employee, principal, agent, shareholder or in any other capacity whatsoever:

  a)
  carry on or be engaged in, or be concerned with or be interested in or advise, lend money to, guarantee the debts or obligations of, or permit his name or any part thereof to be used or employed by any person or persons, firm, partnership, association, company, corporation or any other entity engaged in or concerned with or interested in a business which is primarily involved in the vehicle financing business or which may be directly competitive with the Company in any of its principal geographic markets;

  b)
  attempt to solicit any business from the Company or any of its subsidiaries or affiliates;

  c)
  attempt to, either directly or indirectly, in any way encourage any employee of the Company or The Toronto-Dominion Bank to leave their employment with the Company or The Toronto-Dominion Bank; or

  d)
  take any action that may impair the relations between the Company or The Toronto-Dominion Bank or any of its subsidiaries or affiliates and their respective suppliers, customers, employees or others or that may otherwise be detrimental to the business of the Company or The Toronto-Dominion Bank and its subsidiaries or affiliates.

        8.2   The Executive hereby acknowledges and agrees that all covenants, provisions, and restrictions contained in clauses 7 and 8 hereof are reasonable and valid and all defenses to the strict enforcement thereof by the Company or The Toronto-Dominion Bank are hereby waived by the Executive.

        8.3   The Executive further acknowledges and agrees that in the event of a violation of any of the covenants, provisions and restrictions contained in clauses 7 and 8 hereof, the Company or The Toronto-Dominion Bank shall be authorized and entitled to: (a) an accounting from the Executive of all profits and benefits arising out of such violation, or (b) to make application for an injunction which right and remedy shall be cumulative and in addition to any other rights or remedies to which the Company or The Toronto-Dominion Bank may be entitled including obtaining from any court of competent jurisdiction, interim, interlocutory or permanent injunctive relief.

ARTICLE 9
NOTICES

        Any notice or other writing required or permitted to be given in respect of this Agreement shall be sufficiently given if delivered personally, or if sent by prepaid registered mail to:

(a)	In the case of the Executive at:
25 Riverview Gardens Toronto ON M6S 4E6 Tel: (416) 766-6647
(b)	In the case of a notice to the Company at:
VFC Inc. 25 Booth Avenue Suite 201 Toronto, Ontario M4M 2M3
	Attention:	James S. A. MacDonald, Chairman of the Board
	Tel:	(416) 645-5007
	Fax:	(416) 463-5459

or at such other address as the party to whom such notice is to be given shall have last notified the party giving the same in manner provided in this section. Any notice personally delivered to the party to whom it is addressed as provided for herein shall be deemed to have been given and received on the day it is so delivered, provided that if such day is not a business day, then the notice shall be deemed to have been given and received on the business day next following such day. Any notice mailed to the address and in the manner provided for herein shall be deemed to have been given and received on the fifth business day following the date of mailing.

ARTICLE 10
SEVERABILITY

        10.1     If any covenant, provision or restriction contained in this Agreement is found to be void or unenforceable in whole or in part, it shall not affect or impair the validity of any other covenant, provision or restriction or part thereof and without limitation, each of the covenants, provisions, and restrictions contained herein are hereby declared to be separate and distinct covenants, provisions and restrictions.

ARTICLE 11
GOVERNING LAW

        11.1     This Agreement shall be construed and interpreted in accordance with the laws of the Province of Ontario

ARTICLE 12
SURVIVAL

        12.1     The Executive's obligations with respect to confidential information and non-competition and non-solicitation of employees shall survive the expiration or termination of this Agreement for any reason whatsoever and shall continue in full force and effect in accordance with the terms of such obligation.

ARTICLE 13
ENTIRE AGREEMENT

        13.1     This Agreement and documents referred to herein constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and cancels and supersedes any prior understandings and agreements between the parties with respect to such subject matter. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the parties with respect to the subject matter of the Agreement other than those expressly set forth in this Agreement. This Agreement cannot be amended, modified or supplemented in any respect except by subsequent written agreement signed by the parties.

ARTICLE 14
ENUREMENT

        14.1     This Agreement shall enure to the benefit of and be binding upon the Company, and the Executive and their respective heirs, executors, administrators, successors, assigns and legal personal representatives.

        IN WITNESS WHEREOF the parties have executed this Agreement on the 15th day of February, 2006

        SIGNED IN THE PRESENCE OF

/s/ CHARLES R. STEWART Name: Charles R. Stewart	/s/ ERIK DE WITTE Erik de Witte

VFC INC.

By:	/s/ JAMES S. A. MACDONALD Name: James S. A. MacDonald Title: Chairman of the Board

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EMPLOYMENT AGREEMENT